February 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: John Stickel

Re:	Abacus Life, Inc.

Registration Statement on Form S-1

Filed January 31, 2024

File No. 333-276795

Dear Mr. Stickel

Abacus Life, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 12:00 P.M. Washington, D.C. time, on February 9, 2024 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Please contact Robert Evans, of Locke Lord LLP, counsel to the Registrant, at (212) 912-2728, or Will Barnard of Locke Lord LLP, at (212) 912-2739 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ABACUS LIFE, INC.

/s/ Jay Jackson
Jay Jackson
Chief Executive Officer